Exhibit 21.1

Subsidiary Name	Business	Ownership	Date and Place of Incorporation
VAALCO Energy (USA), Inc.	Energy	100%	10/16/96	Delaware
VAALCO International, Inc	Energy	100%	7/31/02	Delaware
VAALCO Gabon (Etame), Inc.	Energy	100%	6/14/95	Delaware
VAALCO Production (Gabon), Inc.	Energy	100%	6/14/95	Delaware
VAALCO Angola (Kwanza), Inc.	Energy	100%	5/15/06	Delaware
VAALCO UK (North Sea), Limited	Energy	100%	5/22/06	England
VAALCO Energy (EG), Inc.	Energy	100%	7/3/12	Delaware
VAALCO Energy Mauritius (EG), Limited	Energy	100%	11/23/12*	Mauritius

*	Date of Certificate of Incorporation on Change of Name